UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 26, 2012

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, December 26, 2012, and entitled: “Nova Receives over $15 Million Orders from Several Leading Foundries”.

2.	Press release issued by the Registrant on, and dated, December 26, 2012, and entitled: “Nova Measuring Instruments to Present at the Needham Growth Conference in New York on January 15, 2013”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2012	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-73-229-5833 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Receives over $15 Million Orders from Several Leading
Foundries

REHOVOT, Israel, December 26, 2012 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI) a leading provider of optical metrology solutions to the semiconductor process control market, announced today that several leading foundries recently placed over 15 million dollars of orders in aggregate as part of their production ramp up and development efforts for future technology nodes.

The orders include Nova’s most advanced integrated and stand alone metrology tools and NovaMARS® modeling software with extended capabilities to assist customers to overcome the advanced process requirements in light of shrinking geometries and complicated 3D structuring. The tools will support manufacturing ramp up and capacity increase in multiple process steps as well as development efforts for their next generation technology nodes.

“We are delighted with this large order stream from the world leading foundries that continue to ramp aggressively in order to meet the demand for smart phone, tablets and mobile computing markets. Our integrated and stand-alone solutions portfolio optimally supports the challenging needs of foundries at 28nm and 20nm with future extendibility to 1X technology nodes”, said Eitan Oppenhaim, Executive Vice President of Global Business at Nova.

The company expects to ship the tools during the current and next quarters.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities that may affect our sales in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2011 filed with the Securities and Exchange Commission on March 28, 2012. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-73-229-5833 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Measuring Instruments to Present at the Needham Growth Conference
in New York on January 15, 2013

Company presentation will be at 9:20am and will be webcast live

REHOVOT, Israel, December 26, 2012 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading-edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that its President & Chief Executive Officer, Mr. Gabi Seligsohn will be present at the 15th Annual Needham Growth Conference.

The conference will be taking place at the New York Palace Hotel in New York City. Nova’s President & CEO is scheduled to present at 9:20am Eastern Time on Tuesday, January 15, 2013. The presentation will be simultaneously broadcast from a link in the investor relations section of Nova’s website, or from the following link: http://www.wsw.com/webcast/needham55/nvmi/.

At the conference there will be an opportunity for investors to meet one-on-one with management following the presentation. Interested investors should contact the conference organizers or the Investor Relations team at Nova.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.